

12012366

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 43168

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OTA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Santori   (914) 694-580(

                                                         (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

      Rothstein Kass

                            (Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

SEC Mail Processing Section

FEB 28 2012

Washington, DC
110



OATH OR AFFIRMATION

I, _____James W. Santori_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____OTA LLC_____ , as of _____December 31_____ ,20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____Signature_____

CFO

_____Title_____

_____Notary Public_____

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent auditor's report on internal accounting control.
[ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OTA LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

OTA LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

OTA LLC

CONTENTS

Certified	Rothstein Kass	Beverly Hills
Public	4 Becker Farm Road	Dallas
Accountants	Roseland, NJ 07068	Denver
	tel 973.994.6666	Grand Cayman
	fax 973.994.0337	New York
	www.rkco.com	Roseland
		San Francisco
		Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
OTA LLC

We have audited the accompanying statement of financial condition of OTA LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OTA LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 23, 2012

1

 

OTA LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$	75,765
Receivables from clearing brokers, including clearing deposits of $50,000		109,013,917
Securities owned, at fair value		203,318,819
Other assets		261,004
	$	312,669,505

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Securities sold short, not yet purchased, at fair value	$	226,081,716
Accounts payable and accrued expenses		1,027,593
Due to affiliate		1,858,715
		228,968,024
Members' equity		83,701,481
	$	312,669,505

OTA LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Nature of Business

OTA LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company's operations consist primarily of engaging in proprietary principal transactions as a dealer on the major United States securities exchanges. The Company also conducts a nominal customer agency business, primarily for employees and related parties.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 23, 2012. Subsequent events have been evaluated through this date.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

OTA LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

OTA LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques

<u>Investments in Securities</u>

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Options are priced at the midpoint of the bid and ask prices, or last sale.

<u>Investments in Warrants</u>

The Company applies a modified Black-Scholes calculation in the measurement of these restricted warrants. This pricing model takes into account the contract terms (including maturity) as well as multiple inputs, including, time value, implied volatility, equity prices, and interest rates. The Company uses an assumed interest rate of 10 basis points. The volatility is based on the underlying equity and is capped at 50%. A further discount is applied based on lack of marketability.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	3 years	Straight-line
Office and other equipment	3 years	Straight-line
Computer hardware	3 years	Double declining-balance
Leasehold improvements	lease term	Straight-line

OTA LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2007.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

OTA LLC

NOTES TO FINANCIAL STATEMENT

2. Fair value measurements (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets (at fair value)				
Investments in securities				
Common stocks				
Mutual funds	$ 10,219,765	$ -	$ -	$ 10,219,765
Oil and gas	13,515,459			13,515,459
Energy	4,904,651			4,904,651
Travel	2,059,808			2,059,808
Other	14,413,962			14,413,962
Preferred stocks				
Banking	4,280,001			4,280,001
Healthcare	4,768,697			4,768,697
Precious metals	4,556,650			4,556,650
Energy	2,268,275	900,000		3,168,275
Tobacco		2,956,800		2,956,800
Technology		2,081,250		2,081,250
Other	1,482,247	149,472		1,631,719
American depository receipts				
Energy	5,592,879			5,592,879
Precious metals	1,322,157			1,322,157
Healthcare	1,084,674			1,084,674
Other	1,172,984			1,172,984
Exchange traded funds				
Mutual funds - international	37,048,816			37,048,816
Precious metals	4,366,774			4,366,774
Other	4,350,871			4,350,871
Warrants				
Automotive	2,739,797			2,739,797
Technology			17,039,786	17,039,786
Travel and leisure			4,832,724	4,832,724
Healthcare			1,168,074	1,168,074
Bioscience			1,055,570	1,055,570
Other	804,676		737,419	1,542,095
Debt securities				
Automotive	36,627,780			36,627,780
Diversified machinery	8,562,500			8,562,500
Pharmaceuticals	4,202,500			4,202,500
Branson airport	1,051,800			1,051,800
U.S. government obligations	1,000,001			1,000,001
Total investments in securities	$ 172,397,724	$ 6,087,522	$ 24,833,573	$ 203,318,819

OTA LLC

NOTES TO FINANCIAL STATEMENT

2. Fair value measurements (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Liabilities (at fair value)				
Securities sold short				
Common stocks				
Automotive	$ (40,136,444)	$ -	$ -	$ (40,136,444)
Catalog and mail order houses	(31,088,500)			(31,088,500)
Energy	(20,397,583)			(20,397,583)
Healthcare	(10,859,290)			(10,859,290)
Manufacturing	(8,699,902)			(8,699,902)
Technology	(9,446,514)			(9,446,514)
Travel and leisure	(6,243,972)			(6,243,972)
Other	(18,705,766)			(18,705,766)
Preferred stocks				
Banking	(4,924,123)			(4,924,123)
Automotive	(1,152,922)			(1,152,922)
Other	(1,310,953)			(1,310,953)
American depository receipts				
Precious metals	(5,615,650)			(5,615,650)
Energy	(5,635,856)			(5,635,856)
Other	(801,289)			(801,289)
Exchange traded funds				
Mutual funds - international equities	(30,281,447)			(30,281,447)
Mutual funds - bonds	(10,583,548)			(10,583,548)
Mutual funds - domestic equities	(7,613,583)			(7,613,583)
Precious metals	(5,435,118)			(5,435,118)
Other	(2,861,711)			(2,861,711)
Warrants	(72,494)			(72,494)
Options				
Travel and leisure	(3,371,305)			(3,371,305)
Technology	(779,084)			(779,084)
Other	(64,662)			(64,662)
Total securities sold short	$ (226,081,716)	$ -	$ -	$ (226,081,716)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at lease one significant unobservable input in the valuation model. The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

OTA LLC

NOTES TO FINANCIAL STATEMENT

---

2. Fair value measurements (continued)

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2011 were as follows:

	LEVEL 3				
	Beginning Balance January 1, 2011	Realized & Unrealized Gains (Losses)	Purchases, Sales and Settlements	Ending Balance December 31, 2011	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2011
Assets (at fair value)					
Investments in securities					
Warrants					
Technology	$ 2,530,648	$ 7,200,153	$ 7,308,984	$ 17,039,785	$ 7,197,368
Travel and leisure	3,708,866	1,123,869		4,832,735	1,123,869
Healthcare	7,613,445	(7,827,127)	1,381,756	1,168,074	(8,729,141)
Biosciences	3,658,384	(2,602,815)		1,055,569	(2,602,815)
Other	14,950,856	(15,818,633)	1,605,187	737,410	(15,964,926)
	$ 32,462,199	$ (17,924,553)	$ 10,295,927	$ 24,833,573	$ (18,975,645)

3. Derivatives

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company is exposed to counter-party risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

OTA LLC

NOTES TO FINANCIAL STATEMENT

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3. Derivatives (continued)

Warrants

The Company may purchase warrants in the normal course of pursuing its investment objectives. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

Volume of Derivative Activities

At December 31, 2011, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

| Primary Underlying Risk | Long exposure | | Short exposure | |
	Notional amounts	Number of contracts	Notional amounts	Number of contracts
Options (a)	$ -		$ (47,736,931)	21,147
Warrants (b)	$ 23,295,735	22,685,068	$ (501,057)	34,334

(a) Notional amounts presented are based on the fair value of the underlying shares as if the options and
warrants were exercised at December 31, 2011.

(b) Notional amounts for long contracts presented are based on the intrinsic value of warrants that are in the money at
December 31, 2011 as if those warrants had been converted to underlying shares.

OTA LLC

NOTES TO FINANCIAL STATEMENT

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3. Derivatives (continued)

Impact of Derivatives on the Statement of Financial Condition and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2011. The following table also identifies the net gain and loss amounts included in the statement of operations as net gain (loss) from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2011.

Primary Underlying Risk	Derivative assets	Derivative liabilities	Amount of gain (loss)
Options	$ -	$ (4,215,051)	$ 11,479,228
Warrants	24,833,573	(72,494)	
Total	$ 24,833,573	$ (4,287,545)	$ 11,479,228

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the net capital requirement for market makers permitted by the rule, which requires that the broker-dealer shall maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event, the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Under no circumstances shall minimum net capital be less than or equal to the greater of $250,000 or 2% of aggregate debit items, as defined, or more than $1,000,000. At December 31, 2011, the Company's net capital was $68,939,505 which was $68,114,505 in excess of its minimum requirement of $825,000.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $50,000.

OTA LLC

NOTES TO FINANCIAL STATEMENT

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6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Contingencies

In the normal course of business, the Company is subject to reviews and inquiries by various regulatory authorities arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and inquiries by regulatory authorities will not have a material adverse effect on the Company's financial position.

9. Related party transactions

The Company occupies office space under a lease which is held by a management company with common ownership. As such, a portion of the rental expense was allocated to the Company. Total allocated rent expense for 2011 was $217,200.

For the year ended December 31, 2011, the Company paid management fees of $7,247,870 to a management company with common ownership.

10. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. Matching contributions made by the Company to the plan are based on a specified percentage of employee contributions. Additionally, the Company has a profit sharing plan to which it may contribute an amount at its discretion.

11. Subsequent events

Subsequent to December 31, 2011, Members affected withdrawals of approximately $10,068,000.